PROCUREMENT SERVICES AGREEMENT


         THIS AGREEMENT (this "Agreement") is made and entered into as of ___________, 1996, by and between MANOR CARE, INC., a Delaware corporation ("Manor"), and CHOICE HOTELS HOLDINGS, INC., (to be renamed Choice Hotels International, Inc.) a Delaware corporation ("Choice").

                                 R E C I T A L S

         WHEREAS, Choice desires to have Manor provide certain procurement services to Choice upon request;

         WHEREAS, pursuant to a Distribution Agreement (the "Distribution Agreement") dated as of ___________, 1996, Choice and Manor have agreed to enter into procurement services agreement with the terms and conditions set forth herein; and

         WHEREAS, Manor shall retain the Corporate Procurement Department personnel and systems formerly utilized in the administration of the services described herein; and

         WHEREAS, Choice desires to retain Manor as described herein, and Manor desires to render such assistance on an equitable, arms length basis for a fee;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Choice and Manor agree as follows:


          1. Definitions. As used in this Agreement, the following capitalized terms shall have the meanings indicated unless the context requires otherwise:

          "Confidential Information" shall have the meaning specified in paragraph 6.

          "Choice Locations" shall mean the facilities operated in connection with the Lodging Business as of the Distribution Date, as such facilities may be increased, decreased, or expanded during the term of this Agreement by development of new or expansion or disposition of existing facilities by Choice.



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          "Distribution" means the distribution to the holders of Manor Care
Common Stock all the outstanding shares of Choice Common Stock.

          "Distribution Date" means the date determined by the Board of Directors of Manor as the date on which the Distribution shall be effected.

          "Fee" shall have the meaning specified in paragraph 5.

          "Fiscal Year" shall mean Choice's fiscal year.

          "Lodging Business" shall mean any business or operation of Choice or the Lodging Subsidiaries (as defined in the Distribution Agreement) which is, pursuant to the Distribution Agreement, to be conducted, following the Distribution.

          "Products" shall mean goods within the categories of food, beverages, and other supplies described on Exhibit A and such additional categories of goods and such services (i.e., travel agency, car rental) as the parties may agree in writing to add.

          "Prime Rate" shall be the rate identified from time to time in the New York edition of the Wall Street Journal as being the Prime Rate of interest.

          "Service Area" shall mean the areas throughout the world within which Manor provides procurement services to Choice Locations on the Distribution Date, and such additional areas within which Manor now or in the future provides procurement services to Manor business operations.

          Any capitalized terms defined in the Distribution Agreement and used herein shall have the meanings ascribed to them in the Distribution Agreement unless otherwise defined herein.


          2. Procurement Services.

          a. Upon the request of Choice, Manor shall provide Choice within the Service Area, and Choice shall purchase from Manor, the following services:

               (i) Assisting Choice to develop Product specifications;

               (ii) Assisting Choice to select local and national vendors and distributors for Proprietary Items, and contracting with such vendors and distributors on Choice's behalf and in Choice's name; and

               (iii) Assisting Choice to purchase Products from local and national vendors and distributors with which Manor has agreements, on terms and conditions negotiated by Manor on

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behalf of and subject to Choice approved requirements, to the extent permitted under the terms of Manor's agreements with such vendors and distributors; provided however, Manor shall not provide Choice any credit support in connection therewith.

                  b. Standard of Care and Modifications. All services provided hereunder shall be administered in accordance with Manor's standard policies, procedures and practices in effect as of the date hereof and as may be changed, and as more particularly described below, or as otherwise specified in accordance with the terms thereof. In so doing, Manor shall follow commonly accepted standards of care in the industry and exercise the same care and skill as it exercises in performing like services for itself. Manor agrees to provide such services only if it reasonably believes the service will not interfere with the conduct of the business of Manor or pose an unreasonable burden.

                  c. Liaisons. Choice and Manor shall each appoint a managerial level individual (hereinafter "Representative") to facilitate communications and performance under this Agreement. Each party may treat an act of a Representative of the other party as being authorized by such other party without inquiring behind such act or ascertaining whether such Representative had authority to so act. The initial Representatives are named on Exhibit B. Each party shall have the right at any time and from time to time to replace its Representative by giving notice in writing to the other party setting forth the name of (i) the Representative to be replaced and (ii) the replacement, and certifying that the replacement Representative is authorized to act for the other party giving the notice in all matters relating to this Agreement. Choice's Representative shall be responsible for authorizing Manor to enter into arrangements on behalf of Choice, as hereinafter provided.

          d. Limitation of Responsibility. Manor shall have no obligation to train Choice employees to perform procurement functions or to convey procurement know-how to Choice.


          3. Contracting and Purchasing Procedures.

          Upon the request of Choice, Manor shall provide the following services:

          a. Manor shall advise Choice of arrangements in effect during the term of this Agreement between Manor and its vendors and distributors, under which Choice may purchase Products, provided that such purchases by Choice do not result in an increased cost of goods for Manor and only for so long as Choice complies with all the terms, conditions, and performance requirements for such agreements.

          b. Choice shall, at all times, have sole responsibility for placing orders with vendors and distributors for Products required at Choice Locations.


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          4. Relationships with Vendors and Distributors.

          a. Except as otherwise provided herein, Choice shall be responsible to the appropriate vendor or distributor for payment for all Products sold to it pursuant to this Agreement, it being understood that Manor shall not be responsible for payment for such Products. Choice shall be responsible for establishing its own creditworthiness with each vendor and distributor, and Manor may so advise each vendor and distributor in a manner acceptable to Manor and Choice.

          b. Manor shall monitor, account for and pass on to Choice, all discounts, allowances and other promotional payments or credits Manor receives for purchases of Products for Choice, provided that with respect to Products for which Choice made a commitment to purchase, Choice has satisfied such commitment to the extent necessary to earn the applicable discount, allowance or other promotional payment or credit. Manor shall provide Choice with its proportionate share of tiered or bracketed volume incentive rebates and allowances based upon the average value of the rebate or allowance received by Manor for the total quantity to which the rebate or allowance was applicable. Choice agrees to be responsible for any performance requirements associated with any rebates or allowances it receives and to refund to Manor any rebates and allowances paid or credited to Choice by Manor for which Choice does not purchase the requisite Products.


          5. Compensation for Services.

          a. As compensation to Manor for services performed hereunder, Choice shall pay Manor for each full Fiscal Year during the term of this Agreement, an amount (hereinafter the "Fee") determined by multiplying the total dollar amount of the Manor Care Procurement Department (#88) expenses by an agreed upon percentage estimate of time spent each quarter by the Procurement staff providing goods and consulting services to Choice. Choice shall furnish Manor with such information as Manor may reasonably request for the purpose of calculating the Fee. Choice shall be entitled to review Manor's calculations and allocations. Any such review by Choice shall be subject to such reasonable requirements to preserve the confidentiality of Manor's proprietary methods, systems and data as Manor may require. Choice shall pay the Fee in four (4) quarterly payments. Manor shall invoice Choice for each payment at least ten
(10) days prior to the end of each of Manor's quarterly Accounting Periods, and Choice's payment shall be due on the last day of the accounting period for which Choice is being invoiced. In the case of the first accounting period of each Fiscal Year, Manor shall invoice Choice as soon as the required information is available and Choice's payment shall be due within thirty (30) days after receipt of the invoice. If this Agreement begins or ends on a day other than the first or last day of one of Manor's quarterly Accounting Periods, the period payment shall be prorated for the portion of the Accounting Period that this Agreement was in effect.

          b. Any payments not made by Choice to Manor when due shall bear interest from the date due to the date of payment at the rate per annum equal to the Prime Rate, as may vary from time to time.
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          c. Compensation to be paid to Manor for services performed for Choice hereunder shall be paid by Choice, and not by any vendor.


         6. Confidentiality. The parties acknowledge that they will be exchanging Confidential Information (as defined below) during the term of this Agreement and each party shall retain the Confidential Information of the other in strictest confidence, unless and until it becomes part of the public domain or disclosure is required by law. "Confidential Information" is all information which is not known by the party's competitors and which is communicated to the other party, including, but not limited to, information regarding new product introductions, source and price of Products, procurement systems and methods of operation, quality assurance techniques, and cost and marketing data, which is identified as "confidential". All confidential and proprietary information which either party has obtained from the other shall be returned upon request, to the extent practicable, upon the expiration or earlier termination of this Agreement. The provisions of this paragraph shall survive expiration or earlier termination of this Agreement.


         7. Term. The term of this Agreement shall commence on the Distribution Date and shall remain in effect through the end of the first full Fiscal Year immediately following the Distribution Date. Unless terminated pursuant to the terms hereof, the Agreement shall automatically renew each Fiscal Year thereafter for the extended term of said Fiscal Year and shall not extend beyond thirty (30) months from the Distribution Date; provided, however, that Choice may terminate this Agreement or any services provided hereunder at any time for any reason or no reason upon sixty (60) days' prior written notice to Manor. This Agreement may also be terminated in the event of a default (past the expiration of any applicable cure period provided herein) in accordance with the provisions of this Agreement.


          8. Relationship of Parties. It is understood and agreed that nothing in this Agreement shall be deemed or construed by the parties or any third party as creating an employer-employee, partnership or joint venture relationship between the parties. Manor shall have the right to enter into supply contracts, commitments or arrangements in the name of, or on behalf of, Choice, as provided in this Agreement. Except to the extent that Manor may enter into such contracts, commitments or arrangements on behalf of Choice, neither party will be deemed or construed to be an agent of the other for any purpose.


          9. Disclaimers.

          a. Manor does not guarantee performance of any vendor or distributor recommended to Choice or contracted with on behalf of Choice. Manor shall not be liable to Choice, or deemed to be in default of any obligation arising from this Agreement, for any vendor or distributor delay or failure to deliver Products for any cause whatsoever except a Manor default.

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Choice's exclusive remedy in
case of such a delay or failure of delivery shall be solely against the vendor or distributor and Manor's only obligation shall be to assist Choice in locating an alternative source of supply.

          b. MANOR DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO FOOD, BEVERAGES OR OTHER SUPPLIES DELIVERED TO CHOICE BY A VENDOR OR DISTRIBUTOR PURSUANT TO THIS AGREEMENT. Choice acknowledges that its exclusive remedy in case of any defective Product delivered to it pursuant to this Agreement lies solely against the vendor or distributor, and not against Manor. Manor shall assign to Choice any express warranties or indemnifications covering Products delivered to Choice, to the extent they are assignable by Manor excluding claims or costs relating to Manor's bad faith, gross negligence or fraud. Manor agrees to cooperate with Choice, at Choice's sole cost and expense, in the enforcement of any such warranties or indemnifications against vendors or distributors.


          10. Default. If either party materially defaults hereunder, the non-defaulting party may terminate this Agreement effective immediately (subject to the cure periods set forth herein below) upon written notice to the defaulting party. The non-defaulting party shall be entitled to all remedies provided by law or equity (including reasonable attorney's fees and costs of suit incurred). The following events shall be deemed to be material defaults hereunder:

          a. Failure by either party to make any payment required to be made to the other hereunder, which failure is not remedied within five (5) days after receipt of written notice thereof; or

          b. Except as otherwise provided herein, failure by either party substantially to perform in accordance with the terms and conditions of this Agreement, which failure is not remedied within thirty (30) days after receipt of written notice from the other party specifying the nature of such default; or

          c. (i) Filing of a voluntary bankruptcy petition by either party; (ii) filing of an involuntary bankruptcy petition against either party which is not withdrawn within sixty (60) days after filing; (iii) assignment for the benefit of creditors made by either party; or (iv) appointment of a receiver for either party.


          11. Indemnification. Choice shall indemnify, defend and hold harmless Manor and its directors, officers and employees from Losses (as defined below), other than Losses directly and proximately caused solely by Manor's criminal conduct, fraud, bad faith or gross negligence. The term "Losses" shall include costs of any claim, lawsuit, settlement, judgment, penalty, or reasonable attorneys' fees. Manor shall indemnify, defend and hold harmless Choice and its directors, officers and employees from Losses directly and proximately caused solely by Manor's criminal conduct, fraud, bad faith or gross negligence, unless the actions (or inaction) causing the Losses were taken (or not taken) at the specific direction of Choice, its subsidiaries, employees, or agents.


          12. Assignment. Neither party shall, without the prior written consent of the other, assign any rights or delegate any obligations under this Agreement, such consent not to be unreasonably withheld, conditioned or delayed.


          13. Headings. The headings used in this Agreement are inserted only for the purpose of convenience and reference, and in no way define or limit the scope or intent of any provision of part hereof.


          14. Severability of Provisions. Neither Manor nor Choice intends to violate statutory or common law by executing this Agreement. If any section, sentence, paragraph, clause or combination of provisions in this Agreement is in violation of any law, such sections, sentences, paragraphs, clauses or combinations shall be inoperative and the remainder of this Agreement shall remain in full force and effect and shall be binding upon the parties except to the extent it would result in an interpretation which would completely frustrate the purpose of entering into the agreement.


          15. Parties Bound. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns. Nothing herein, expressed or implied, shall be construed to give any other person any legal or equitable rights hereunder.


          16. Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and shall be deemed given on the date on which such notice is received:

                  To Choice:               Choice Hotels Holdings, Inc.
                                           10750 Columbia Pike
                                           Silver Spring, MD  20901
                                           Attention:  General Counsel

                  To Manor:                Manor Care, Inc.
                                           11555 Darnestown Road
                                           Gaithersburg, MD 20878-3200
                                           Attention:  General Counsel

          17. Further Action. Manor and Choice each shall cooperate in good faith and take such steps and execute such papers as may be reasonably requested by the other party to implement the terms and provisions of this Agreement.


          18. Waiver. Manor and Choice each agree that the waiver of any default under any term or condition of this Agreement shall not constitute any waiver of any subsequent default or nullify the effectiveness of that term or condition.


          19. Governing Law. All controversies and disputes arising out of or under this Agreement shall be determined pursuant to the laws of the State of Maryland, United States of America, regardless of the laws that might be applied under applicable principles of conflicts of laws.


          20. Consent to Jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of (a) the Courts of the State of Maryland in Montgomery County, and (b) the United States District Court for the State of Maryland for the purposes of any suit, action or other proceeding arising out of this Agreement.


          21. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto, and supersede all prior written or oral communications, relating to the subject matter covered by said agreements. No amendment, modification, extension or failure to enforce any condition of this Agreement by either party shall be deemed a waiver of any of its rights herein. This Agreement shall not be amended except by a writing executed by both parties hereto.


          22. Commercially Reasonable Terms and Conditions. Notwithstanding anything in this Agreement to the contrary, the terms and provisions of this Agreement reflect and shall reflect commercially reasonable terms and conditions (including, but not limited to, pricing) that are at least as favorable and as competitive to Choice as the terms and conditions Manor would grant third parties for substantially similar goods and services.


          23. Force Majeure. Manor and Choice shall incur no liability (except for payments for Products actually delivered hereunder) to each other due to a failure to perform under the terms and conditions of this Agreement resulting from fire, flood, war, strike, lock-out, work-stoppage or slow-down, labor disturbances, power failure, major equipment breakdowns, construction delays, accident, riots, acts of God, acts of United States' enemies, laws, orders or at the insistence or result of any governmental authority or any other delay beyond each other's reasonable control.






          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


CHOICE HOTELS HOLDINGS, INC.,
a Delaware corporation

By:_/s/ James A. MacCutcheon

Name:   James A. MacCutcheon

Title:  Executive Vice President, Chief
        Financial Officer and Treasurer


MANOR CARE, INC., a Delaware
corporation

By:/s/ James H. Rempe

Name:  James H. Rempe

Title: Senior Vice President and Secretary


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                                    EXHIBIT A

                                    PRODUCTS


          Kitchen and Foodservice supplies and equipment

          Office/Administration supplies and equipment

          Housekeeping, laundry and maintenance supplies and equipment

          Medical supplies and equipment

          Furniture, furnishings, and design items.

                                    EXHIBIT B

                                 REPRESENTATIVES



                           R. Michael Ferguson   - Manor

                           Joseph Kristofik, Jr. - Choice